Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 2, 2020

Relating to Preliminary Prospectus Supplement dated December 2, 2020

Registration No. 333-223097

MAGELLAN MIDSTREAM PARTNERS, L.P.

$300,000,000 3.950% SENIOR NOTES DUE 2050

Issuer:	Magellan Midstream Partners, L.P.

Expected Ratings (Moody’s/S&P)*:	Baa1 / BBB+

Note Type:	Senior Unsecured Notes

Title of Securities:	3.950% Senior Notes due 2050

Pricing Date:	December 2, 2020

Settlement Date (T+10)**:	December 16, 2020

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2021

Maturity Date:	March 1, 2050

Principal Amount:	$300,000,000***

Benchmark Treasury:	1.375% due August 15, 2050

Benchmark Treasury Price/Yield:	92-01+ / 1.718%

Spread to Benchmark Treasury:	+170 basis points

Re-Offer Yield:	3.418%

Coupon:	3.950%

Public Offering Price:	109.678% of the principal amount, plus an aggregate amount of pre-issuance accrued and unpaid interest thereon of $3,456,250 from September 1, 2020 to, but not including, the settlement date.

Optional Redemption Provisions:

Make-Whole Call:	Prior to September 1, 2049, at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if the notes matured on September 1, 2049, but for the redemption, (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points; plus, in either case, accrued and unpaid interest, if any, to the date of redemption.

Par Call:	On or after September 1, 2049, we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

CUSIP / ISIN:	559080AP1 / US559080AP17

Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. PNC Capital Markets LLC TD Securities (USA) LLC Truist Securities, Inc.

Co-Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the notes will be made to investors on or about December 16, 2020, which will be the 10th business day following the date hereof (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day prior to delivery of the notes hereunder may be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and such purchasers should consult their own advisors.

***Note: The senior unsecured notes offered hereby constitute an additional issuance of the $500,000,000 aggregate principal amount of senior unsecured notes we originally issued on August 19, 2019, resulting in a new aggregate principal amount of $800,000,000. The series of notes offered hereby will form a single series with those senior unsecured notes issued on August 19, 2019 having the same maturity. The notes will have the same CUSIP number and will trade interchangeably with the previously issued notes of the series upon settlement.

Additional Information

Certain Definitions

The following definitions under “Optional redemption” on page S-18 of the Preliminary Prospectus Supplement dated December 2, 2020 (the “Preliminary Prospectus Supplement”) and each other location where such definitions are used in the Preliminary Prospectus Supplement are amended and restated in their entirety to read as follows:

“Independent Investment Banker” means Barclays Capital Inc., PNC Capital Markets LLC, Truist Securities, Inc., as successor to SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC, and Wells Fargo Securities, LLC, as specified by the Partnership, or any of their respective successor firms, or if each such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Partnership.

“Reference Treasury Dealer” means each of (1) Barclays Capital Inc. or any of its successors; (2) a Primary Treasury Dealer selected by PNC Capital Markets LLC or any of its successors; (3) a Primary Treasury Dealer selected by Truist Securities, Inc., as successor to SunTrust Robinson Humphrey, Inc., or any of its successors; (4) a Primary Treasury Dealer selected by TD Securities (USA) LLC or any of its successors; (5) Wells Fargo Securities, LLC or any of its successors; and (6) one other Primary Treasury Dealer (or its affiliates and successors) that the Issuer specifies from time to time, provided that if any of the Reference Treasury Dealers specifically named above resigns, its successor dealer shall be a Primary Treasury Dealer selected by the Issuer.

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The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751, Barclays Capital Inc. at 1-888-603-5847, PNC Capital Markets LLC at 1-855-881-0697, TD Securities (USA) LLC at 1-855-495-9846 or Truist Securities, Inc. at 1-800-685-4786.